                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*


                       Gulf South Medical Supply, Inc..
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                               (Name of Issuer)

                    Common Stock, $.01, par value per share
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                        (Title of Class of Securities)

                                  4025-2G-105
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                                (CUSIP Number)


                                 David A. Smith
                            Executive Vice President
                          and Chief Financial Officer
                        Physician Sales & Service, Inc.
                           4345 Southpoint Boulevard
                          Jacksonville, Florida  32216
                                 (904) 332-3000

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 14, 1997
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



                         (continued on following pages)

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CUSIP No.   4025-2G-105     |                      13D
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1     NAME OF REPORTING PERSON
      Physician Sales & Service, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      59-2280364
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                         (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS
      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      FLORIDA
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                           7    SOLE VOTING POWER*
                                3,253,066
     NUMBER OF     ------------------------------------------------------------
      SHARES               8    SHARED VOTING POWER*
   BENEFICIALLY                 0
     OWNED BY
       EACH        ------------------------------------------------------------
     REPORTING             9    SOLE DISPOSITIVE POWER*
      PERSON                    3,253,066
       WITH
                   ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER*
                                0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
      3,253,066
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
      16.6%
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14    TYPE OF REPORTING PERSON
      CO
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

*The shares indicated are purchasable by Physician Sales & Service, Inc. ("PSS") upon exercise of an option (the "Option") issued to PSS pursuant to a Stock Option Agreement dated as of December 14, 1997 (the "Option Agreement"), and described in Item 4 of this statement. Prior to the exercise of the Option, PSS is not entitled to any rights as a stockholder of Gulf South Medical Supply, Inc. ("GSMS") as to the shares covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as the date hereof. PSS expressly disclaims beneficial ownership of any of the shares of common stock of GSMS, $.01 par value per share ("GSMS Common Stock"), which are purchasable upon exercise of the Option.

**The percentage indicated represents the percentage of the total outstanding shares of GSMS Common Stock as of December 14, 1997. For the reason discussed in the footnote above, PSS expressly disclaims beneficial ownership of any of the shares of GSMS Common Stock as to which it may be deemed to share voting or dispositive power upon the occurrence of a Purchase Event (as defined) pursuant to the Option Agreement.

ITEM 1.  SECURITY AND ISSUER

   This statement relates to the GSMS Common Stock. GSMS is a Delaware corporation whose principal executive offices are located at One Woodgreen Place, Madison, Mississippi 39110.

ITEM 2.  IDENTITY AND BACKGROUND

   This statement is being filed by PSS, a Florida corporation whose principal executive offices are located at 4345 Southpoint Boulevard, Jacksonville, Florida 32216. PSS is principally engaged in the marketing and distribution of medical products to physicians, other alternate-site providers and hospitals.

   To the best of PSS' knowledge, during the last five years, neither PSS nor any of its directors or executive officers has been (a) convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   Pursuant to an Agreement and Plan of Merger dated as of December 14, 1997 (the "Merger Agreement") between PSS, PSS Merger Corp. ("Merger Corp."), and GSMS and subject to the conditions set forth therein (including approval by stockholders of both PSS and GSMS, regulatory approvals and the satisfaction or waiver of various other terms and conditions), Merger Corp. will be merged with and into GSMS (the "Merger"). At the effective time of the Merger (the "Effective Time"), GSMS will survive as a wholly owned subsidiary of PSS, with each share of GSMS Common Stock (excluding treasury shares) being converted into the right to receive 1.75 shares of common stock of PSS, $.01 par value per share ("PSS Common Stock"), as adjusted pursuant to anti-dilution provisions. The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement incorporated by reference herein as Exhibit 1.

ITEM 4.  PURPOSE OF TRANSACTION

   As described more fully in Item 3 above, this statement relates to the Merger of Merger Corp. with an into GSMS, with GSMS surviving as a wholly owned subsidiary of PSS. Pursuant to the Merger Agreement, GSMS issued the Option to PSS on December 14, 1997 to purchase, under certain conditions, up to 3,253,066 shares of GSMS Common Stock at a purchase price of $29.06 per share, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price"). A copy of the Stock Option Agreement is incorporated by reference herein as Exhibit 3, and the foregoing summary is qualified in its entirety by reference thereto.

   If (i) PSS is not in material breach of the Option Agreement or the Merger Agreement, and (ii) no injunction against delivery of the shares covered by the option is in effect, PSS may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event"), including, among others:

   (A) GSMS taking certain actions (each an "Acquisition Transaction"), including, among others, authorizing, recommending or entering into an agreement with any third party to effect (1) a merger, consolidation or similar transaction involving GSMS or its subsidiaries, (2) the sale, lease, exchange or other disposition of 15% or more of the consolidated assets of GSMS and its subsidiaries, or (3) the issuance, sale or other disposition or 25% or more of the voting power of GSMS or any of its subsidiaries; or

   (B) the acquisition or the right to acquire by any third party 25% or more of the outstanding shares of GSMS Common Stock;

   provided, the Option will terminate upon the earliest of (a) consummation of the Merger, (b) termination of the Merger Agreement (other than as a result of a willful breach by GSMS) prior to the happening of a Purchase Event or certain other events (each a "Preliminary Purchase Event"), including, among others (i) commencement by any third party of a tender or exchange offer to purchase 25% or more of the outstanding shares of GSMS Common Stock, (ii) failure of the stockholders of GSMS to approve the Merger Agreement after public announcement that a third party (x) proposes to engage in an Acquisition Transaction, (y) commenced a tender offer to purchase 25% or more of the voting power of GSMS, or (z) filed an application under certain federal or state statutes or regulations relating to the regulation of banks or their holding companies to engage in an Acquisition Transaction, (c) 9 months after termination of the Merger Agreement as a result of a willful breach by GSMS, or (d) 9 months after termination of the Merger Agreement following a Purchase Event or a Preliminary Purchase Event.

   At the request of PSS at any time beginning on the first occurrence of certain events (a "Repurchase Event"), including, among others, the acquisition by a third party of 50% or more of the outstanding shares of GSMS Common Stock and ending 12 months immediately thereafter, GSMS will repurchase from PSS (i) the Option, and (ii) all shares of GSMS Common Stock purchased by PSS pursuant to the Option Agreement, at a specified price.

   Upon the occurrence of certain events set forth in the Option Agreement, the Option must be converted into, or exchanged for, an option, at the election of PSS, of another corporation or GSMS (the "Substitute Option"). The terms of any such Substitute Option are set forth in the Option Agreement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   The 3,253,066 shares of GSMS Common Stock which are purchasable by PSS upon exercise of the Option are equal to approximately 16.6% of GSMS Common Stock, based on the 16,347,064 shares of GSMS Common Stock issued and outstanding on December 14, 1997, and taking into consideration the 3,253,066 shares of GSMS Common Stock that would be issued pursuant to the Option.

   PSS expressly disclaims any beneficial ownership of the 3,253,066 shares of GSMS Common Stock which are purchasable by PSS upon exercise of the Option because the Option is exercisable only in the circumstances referred to in
   Item 4 above, none of which has occurred as of this date.

   The Option contains anti-dilution provisions which provide that the number of shares of GSMS Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including, but not limited to, the payment of a stock dividend or other distribution in GSMS Common Stock or the subdivision or reclassification of GSMS Common Stock, as set forth in the Option Agreement.

   In addition, PSS, GSMS and ten GSMS stockholders (the "Stockholders") have entered into a Voting Agreement dated as of December 14, 1997 (the "Voting Agreement"). The Voting Agreement provides, among other things, that the Stockholders will vote their shares of GSMS Common Stock, an aggregate of 1,857,605 shares, in favor of the Merger and the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. The Voting Agreement will terminate upon the earlier of the effective time of the Merger or the date upon which the Merger Agreement is terminated in accordance with its terms. The Voting Agreement is incorporated by reference herein as Exhibit 2, and the foregoing summary is qualified in its entirety by reference thereto.

   Also in connection with the Merger Agreement, the Stockholders of GSMS who have executed a Voting Agreement in favor of PSS (each a "GSMS Affiliate") have each entered into an Affiliate Agreement with GSMS (collectively the "Affiliate Agreements") pursuant to which each GSMS Affiliate has agreed not to sell, transfer or otherwise dispose of his interests in, or otherwise reduce his risk relative to any shares of GSMS Common Stock or other equity securities of

   GSMS owned by him from 30 days prior to the Effective Time until such time as GSMS notifies the GSMS Affiliates that the requirements of the Securities and Exchange Commission Accounting Release Nos. 130 and 135 have been met.
   The Affiliate Agreements are incorporated by reference herein as Exhibit
   4, and the foregoing summary is qualified in its entirety by reference thereto.

   Other than as set forth in this Item 5, to the best of PSS' knowledge (i) neither PSS nor any subsidiary or affiliate of PSS or any of its or their executive officers or directors, beneficially owns any shares of GSMS Common Stock, and (ii) there have been no transactions in the shares of GSMS Common Stock effected during the past 60 days by PSS, nor to the best of PSS' knowledge, by any subsidiary or affiliate of PSS or any of its or their executive officers or directors.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   Other than the Merger Agreement (excluding certain exhibits), the Option Agreement, the Voting Agreement, and the Affiliate Agreements, copies of which are incorporated by reference herein, to the best of PSS' knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of GSMS.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   The agreements filed as exhibits to this statement are as follows:


1. Agreement and Plan of Merger dated as of December 14, 1997 by and among Physician Sales & Service, Inc., PSS Merger Corp. and Gulf South Medical Supply, Inc. (incorporated by reference to Exhibit 2.1 to Physician Sales & Service, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 1997)

2. Voting Agreement dated as of December 14, 1997 by and among Physician Sales & Service, Inc. and certain stockholders of Gulf South Medical Supply, Inc.

3. Stock Option Agreement dated as of December 14, 1997 by and between Gulf South Medical Supply, Inc. and Physician Sales & Service, Inc.

4. Affiliate Agreements dated as of December 14, 1997 by and among Physician Sales & Service, Inc. and certain stockholders of Gulf South Medical Supply, Inc.

                                   SIGNATURE

   AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                PHYSICIAN SALES & SERVICE, INC.



                                BY:  /s/ David A. Smith
                                   ---------------------------------------------
                                   DAVID A. SMITH
                                   EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL
                                   OFFICER


DATED:  DECEMBER 14, 1997

                                 EXHIBIT INDEX

Exhibit Description                                                     Page No.
-------------------                                                     --------

1. Agreement and Plan of Merger dated as of December 14, 1997 by and among Physician Sales & Service, Inc., PSS Merger Corp. and Gulf South Medical Supply, Inc. (incorporated by reference to
     Exhibit 2.1 to Physician Sales & Service, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 1997)

2. Voting Agreement dated as of December 14, 1997 by and among Physician Sales & Service, Inc. and certain stockholders of
     Gulf South Medical Supply, Inc.

3. Stock Option Agreement dated as of December 14, 1997 by and between Gulf South Medical Supply, Inc. and Physician Sales & Service, Inc.

4. Affiliate Agreements dated as of December 14, 1997 by and among Physician Sales & Service, Inc. and certain stockholders of Gulf South Medical Supply, Inc.